AETHER THERAPEUTICS INC.

(a Delaware corporation)

Unaudited Financial Statements

For the calendar years ended December 31, 2023 and 2022



INDEPENDENT REVIEW REPORT

August 12, 2024

To: Board of Directors, AETHER THERAPEUTICS INC.

Re: 2023 and 2022 Financial Statement Review

We have reviewed the accompanying financial statements of AETHER THERAPEUTICS INC. (a corporation organized in Delaware) (the "Company"), which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of income, stockholders' equity/deficit, and cash flows for the calendar year period ended December 31, 2023 and 2022, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

 IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

AETHER THERAPEUTICS INC.
BALANCE SHEET
As of December 31, 2023 and 2022
See Independent Review Report and Notes to the Financial Statements
UNAUDITED

ASSETS		2023		2022
Current Assets				
Cash and cash equivalents	$	176,687	$	16,530
Other current assets		5,735		0
Total current assets		182,422		16,530
Total Assets	$	182,422	$	16,530
LIABILITIES AND SHAREHOLDERS' EQUITY / (DEFICIT)				
Current Liabilities				
Accounts payable	$	146,540	$	137,842
Accrued expenses		9,997		0
Total Current Liabilities		156,536		137,842
Total Liabilities		156,536		137,842
SHAREHOLDERS' EQUITY / (DEFICIT)				
Common stock		38,000		38,000
Retained deficit		(12,114)		(159,312)
Total Shareholders' Equity / (Deficit)		25,886		(121,312)
Total Liabilities and Shareholders' Equity / (Deficit)	$	182,422	$	16,530

AETHER THERAPEUTICS INC.
STATEMENT OF OPERATIONS
For calendar years ended December 31, 2023 and 2022
See Independent Review Report and Notes to the Financial Statements
UNAUDITED

	2023	2022
License revenues	$ 0	$ 0
Cost of revenues	0	0
Gross profit	0	0
Operating expenses		
Research and development	468,368	
Marketing	12,684	
General and administrative	810,180	20,468
Total operating expenses	1,142,794	20,468
Net Operating Income (Loss)	(1,291,232)	(20,468)
Other income	1,413,482	0
Interest income (expense), net	24,948	0
Tax (provision) benefit	0	0
Net Income (Loss)	$ 147,198	$ (20,468)

AETHER THERAPEUTICS INC.
STATEMENT OF SHAREHOLDERS' EQUITY / (DEFICIT)
For calendar years ended December 31, 2023 and 2022
See Independent Review Report and Notes to the Financial Statements
UNAUDITED

	Common stock	Retained Deficit	Total Shareholders' Equity / (Deficit)
Balance as of January 1, 2022	$ 38,000	$ (138,844)	$ (100,844)
Net income		(20,468)	(20,468)
Balance as of December 31, 2022	$ 38,000	$ (159,312)	$ (121,312)
Net income		147,198	147,198
Balance as of December 31, 2023	$ 38,000	$ (12,114)	$ 25,886

AETHER THERAPEUTICS INC.
STATEMENT OF CASH FLOWS
For calendar years ended December 31, 2023 and 2022
See Independent Review Report and Notes to the Financial Statements
UNAUDITED

	2023	2022
Operating Activities		
Net Income (Loss)	$ 147,198	$ (20,468)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Changes in operating asset and liabilities:		
(Increase) decrease in other current assets	(5,735)	0
Increase (decrease) in accounts payable	8,698	5,876
Increase (decrease) in accrued expenses	9,997	0
Net change in cash from operating activities	(117,282)	(14,592)
Investing Activities		
None	0	0
Net change in cash from in investing activities	0	0
Financing Activities		
None	0	0
Net change in cash from financing activities	0	0
Net change in cash and cash equivalents	160,157	(14,592)
Cash and cash equivalents at beginning of period	16,530	31,122
Cash and cash equivalents at end of period	$ 176,687	$ 16,530

AETHER THERAPEUTICS INC.
NOTES TO FINANCIAL STATEMENTS
See Independent Review Report
For calendar years ended December 31, 2023 and 2022

NOTE 1 – NATURE OF OPERATIONS

AETHER THERAPEUTICS INC. (which may be referred to as the "Company", "we," "us," or "our") was incorporated on December 19, 2017 in Delaware. It is currently operating as a development-stage biotechnology company.

Since Inception, the Company has primarily relied on securing funding from government grants to fund its operations. The Company has also received funds from a litigation settlement. As of December 31, 2023, the Company produces negative cash flow from operations and may incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 3). During the next twelve months, the Company intends to fund its operations by continuing its crowdfunding campaign (see Note 9) and the continued receipt of funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2023 and 2022, the Company had $176,687 and $16,530 of cash on hand, respectively.

Fixed and Intangible Assets
Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

As of December 31, 2023 or 2022, the Company had not yet recorded any fixed assets.

Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition
The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company records revenue as services are performed or products are sold over the life of the licensing agreements.

Cost of Revenue
Cost of revenue consists primarily of hosting costs, merchant and credit card processing fees, consulting costs, and compensation, employee benefits operations and support personnel associated with the delivery of our products to our customers.

Accounts Receivable
Customers of the Company pay at the time of ordering or purchasing so there are generally no accounts receivable. If the Company ever sells on account, trade receivables due from customers would be uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date.

The Company would estimate an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The

amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company was established in 2017. The Company's ability to continue may be dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 4 – EQUITY AND CONVERTIBLE NOTES

The Company has issued 4,751,887 shares of common stock.

NOTE 5 – INCOME TAX PROVISION

The Company has filed or will file its corporate income tax return for the periods ended December 31, 2023 and 2022. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company has incurred a cumulative loss during the period from its inception through December 31, 2023 and the deferred tax asset from such losses have been fully valued based on their uncertainty in being used.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation other than the issue described herein.

In 2023 the Company's Board of Directors became aware that its former CEO, Brian Cummings, his company Technium, Inc., and D.J. Nag and his company, Innovaito, LLC had signed an "agreement" purporting to commit the Company to pay a percentage of any patent infringement recovery that it might receive. The "agreement" was signed by Nag and Cummings on behalf of Innovaito and Technium but was never signed by the Company. The Company subsequently recovered a settlement in a separate patent infringement case. The Company then filed a lawsuit to secure a declaration that the four defendants have no rights to that recovery. Nag, Cummings, and Technium thereafter released any claim to the Company's recovery and were each dismissed from the lawsuit. Innovaito continues to claim a share of the Company's recovery but has produced no document signed by the Company granting it any right to the recovery. The Company is therefore pursuing relief against Innovaito's claim.

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company may engage in transactions with insiders from time to time. Because this transaction is between related parties to the Company, there is no guarantee that the pricing reflects an arm's-length transaction.

NOTE 8 – OTHER INCOME

Legal Settlement
In 2023, the Company received a little more than $1.4mm in settlement of claims the Company had made against a defendant alleging patent infringement. The matter was considered concluded with the execution of that settlement agreement. The Company recorded this amount as Other Income.

NOTE 9 – SUBSEQUENT EVENTS

Crowdfunded Offering
The Company plans to offer securities in an offering exempt from registration under Regulation CF. The Crowdfunded Offering is being made through a FINRA approved funding portal. The Company intends to raise up to $1.2 million.

Additional Funding
In 2024, the Company recently executed a Convertible Loan agreement with one of its founders, Dr. Wolfgang Sadee, for $115,000. This loan is at 8 percent annual interest that would be generally in a senior position to any creditor. If the Loan is not paid back within 180 days, it would convert to common shares of the Company at $2.18 per share.

Management's Evaluation
Management has evaluated subsequent events through August 12, 2024, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.